EXHIBIT 4.1

CYPRESS NON-QUALIFIED DEFERRED COMPENSATION PLAN I

(As Amended and Restated Effective January 1, 2002)

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CYPRESS NON-QUALIFIED

DEFERRED COMPENSATION PLAN I

     The Cypress Semiconductor Corporation Nonqualified Deferred Compensation Plan, originally effective as of September 1, 1995, and thereafter amended, was further amended and restated in its entirety by Cypress Semiconductor Corporation (the “Company”), effective as of January 1, 2002 on behalf of itself and any designated subsidiaries and was renamed the Cypress Non-Qualified Deferred Compensation Plan II (“Plan II”). Also on January 1, 2002, this Cypress Non-Qualified Deferred Compensation Plan I (herein “Plan I” or the “Plan”) was adopted by the Company. Plan I is similar to Plan II except that (i) the phantom investments, including phantom Cypress stock, are different than those available under Plan II, and (ii) beneficiaries of Plan I participants who die while employed by or on a leave of absence from Cypress will receive a supplemental survivor benefit, described more fully herein. Throughout, the term “Company” shall include wherever relevant any entity that is directly or indirectly controlled by the Company or any entity in which the Company has a significant equity or investment interest, or any subsidiary of the Company, as determined by the Company.

RECITALS:

     1. The Company maintains Plan I for the benefit of a select group of management or highly compensated employees designated by the Company.

     2. Under Plan I, the Company is obligated to pay vested accrued benefits, and in certain circumstances, a supplemental survivor benefit, to Plan I Participants and their beneficiary or beneficiaries (“Plan I Beneficiaries”) from the Company’s general assets.

     3. The Company has entered into an agreement (the “Trust Agreement”) with Emmanuel Hernandez and Neil Weiss (the “Trustees”) under an irrevocable trust (the “Trust”) to be used in connection with Plan I.

     4. The Company intends to make contributions to the Trust so that such contributions will be held by the Trustees and invested, reinvested and distributed, all in accordance with the provisions of this Plan I and the Trust Agreement.

     6. The Company intends that the assets of the Trust shall at all times be subject to the claims of the general creditors of the Company as provided in the Trust Agreement.

     7. The Company intends that the existence of the Trust shall not alter the characterization of Plan I as “unfunded” for purposes of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and shall not be construed to provide income to Plan I Beneficiaries under Plan I prior to actual payment of the vested accrued benefits thereunder.

     NOW THEREFORE, the Company does hereby establish Plan I as follows and does also hereby agree that Plan I shall be structured, held and disposed of as follows:

ARTICLE I.

PLAN I ADMINISTRATION

     A. The Deferred Compensation Committee of the Company (the “Committee”) administers Plan I. Subject to the specific duties delegated by the Board of Directors (the “Board”) to such Committee, the Committee shall be responsible for the general administration and interpretation of Plan I and for carrying out its provisions. The Committee shall have such powers as may be necessary to discharge its duties hereunder, including, but not by way of limitation, the following powers and duties:

          (1) discretionary authority to construe and interpret the terms of Plan I, and to determine eligibility and the amount, manner and time of payment of any benefits hereunder;

          (2) to prescribe forms and procedures for purposes of Plan I participation and distribution of benefits;

          (3) to direct the Trustees as to the distribution of Plan I assets; and

          (4) to take such other action as may be necessary and appropriate for the proper administration of Plan I.

     B. The Committee may adopt such rules, regulations and bylaws and may make such decisions as it deems necessary or desirable for the proper administration of Plan I. Any rule or decision that is not inconsistent with the provisions of Plan I shall be conclusive and binding upon all persons affected by it, and there shall be no appeal from any ruling by the Committee that is within its authority, except as otherwise provided herein.

     C. The Committee shall have the power to (i) identify investment choices for the Trust Fund; and (ii) appoint or employ agents, recordkeepers and advisors to assist the Committee in discharging its duties under Plan I.

ARTICLE II.

ELIGIBILITY, PARTICIPATION, AND BENEFICIARY DESIGNATION

     A. Eligible Employees. The following categories of employees (“Eligible Employees”) shall be eligible to participate in Plan I: (i) employees who are eligible to participate in the Company’s Key Employee Bonus Plan, and (ii) any other employee or category of employee that is approved by the CEO as eligible to participate in Plan I. The Committee reserves the right to modify the definition of Eligible Employee at any time with the approval of the CEO. Any Eligible Employee who has commenced participation in Plan I shall be referred to in this Plan I as a “Participant.”

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     B. Participation. Each Eligible Employee may elect to commence participation in Plan I by completing a Cypress Non-Qualified Deferred Compensation Plan I participation agreement and deferral election no later than the last day of his or her Election Period. For purposes of the foregoing, an Eligible Employee’s Election Period shall be defined as: (i) for newly Eligible Employees, the thirty (30) day period measured from the date that the Company notifies in writing such Eligible Employee of his or her eligibility to participate in Plan I; and (ii) for all other Eligible Employees, no later than the due date for the enrollment forms during the annual open enrollment period which is from December 1st to December 31st of each year (the “Annual Open Enrollment Period”) prior to the beginning of the Plan Year for which the election is effective (the calendar year is the “Plan Year”). For the 2002 Plan Year only, Participants may elect by January 4, 2002 to make deferrals commencing with the payroll period commencing January 7, 2002 and Participants who have not yet completed a deferral election may elect by January 16, 2002 to make deferrals starting with the payroll period commencing January 21, 2002. Elections made for the 2002 Plan year and subsequent Plan years shall remain in effect for successive Plan years until revoked or modified by the Participant in a manner consistent with the rules of Plan I and the Committee.

     C. Beneficiary Designation. Each Participant, prior to entering Plan I, may designate a beneficiary or beneficiaries to receive the remainder of any interest of the Participant and any supplemental survivor benefit under Plan I in the event of the Participant’s death. A Participant may change his or her beneficiary designation at any time by submitting a complete and approved form of beneficiary designation (including dated spousal consent, if required pursuant to the beneficiary designation form) to the Committee (or its designee). Each beneficiary designation shall be in a form prescribed by the Committee and will be effective only when filed with the Committee (or its designee) during the Participant’s lifetime. Each beneficiary designation filed with the Committee will cancel all previously filed beneficiary designations. In the absence of a valid designation, or if no designated beneficiary survives the Participant, the Participant’s interest shall be distributed to the Participant’s estate.

ARTICLE III.

PLAN I CONTRIBUTIONS AND ALLOCATIONS

     A. Participant Deferrals. Each Participant participating in Plan I shall execute a participation agreement and deferral election (the “Deferral Election”) authorizing the Company to withhold a percentage amount of the Participant’s Compensation which would otherwise be paid to the Participant with respect to services rendered. Compensation under Plan I is defined as the annual base salary, cash bonuses (including key employee bonus, new product bonus and any other cash bonuses), and any cash commissions payable to the Participant in connection with the Participant’s services to the Company, including all amounts which a Participant elects to have the Company contribute to Plan I on his or her behalf as a deferral contribution (“Compensation”). A deferral percentage is applied to Compensation after all other applicable payroll deductions (other than a 401(k) wrap) have been applied. The Committee may, in its discretion, establish in the Deferral Election minimum and maximum levels of Compensation that may be deferred pursuant to Plan I. If the elected deferrals would not leave sufficient cash Compensation to satisfy required deductions under other Company Plans (e.g., 401(k) Plan, group health insurance plan), then the requested deferrals under this Plan I may be reduced as necessary to satisfy those deductions. Compensation deferrals made by a Participant under this Plan I shall be held as an asset of the Company and the Company intends to deposit the amounts deferred into the Trust; provided, however, if a Participant elects—pursuant to his or her Deferral Election—to transfer designated amounts of Compensation to the Cypress Semiconductor 401(k) Employee Savings Plan and related trust, then such amounts shall be held in the Trust until distributed in accordance with Section VII(B).

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     B. Election Changes. A Participant may, in such form and at such time or times as the Committee may prescribe, discontinue or modify deferral of future Compensation. The Committee has the power to establish uniform and nondiscriminatory rules and from time to time to modify or change such rules governing the manner and method by which Compensation deferral elections shall be made, as well as the manner and method by which Compensation deferral elections may be changed or discontinued temporarily or permanently. All Compensation deferral contributions shall be authorized by the Participant in writing, made by payroll deduction, deducted from the Participant’s Compensation without reduction for any taxes or withholding (except to the extent required by law or regulation) and paid over to the Trust by the Company. Notwithstanding the foregoing, each Participant shall remain liable for any and all employment taxes owing with respect to such Participant’s Compensation deferral contributions.

     C. Cessation of Eligible Status. In the event a Participant ceases to be an Eligible Employee while also a participant in Plan I, such individual may continue to make Compensation deferral contributions under Plan I through the end of the payroll period in which the individual ceases to be an Eligible Employee. Thereafter, such individual shall not make any further Compensation deferral contributions to Plan I unless or until he or she again meets the eligibility requirements of Article II above.

     D. Company Discretionary Contributions. The Company may, in its sole discretion, make discretionary contributions to the accounts of one or more Participants at such times and in such amounts as the Board of the Company shall determine.

     E. Allocations. The Compensation deferral contributions and any Company contributions made under Plan I on behalf of a Participant shall be credited to the Participant’s Account. The Committee shall establish and maintain separate subaccounts as it determines to be necessary and appropriate for the proper administration of Plan I. The Committee may cause the Trustees to maintain and invest separate asset accounts corresponding to each Participant account. Each Participant Account consists of the aggregate interest of the Participant under Plan I (and in the Trust Fund), as reflected in the records maintained by the Company for such purposes.

     F. Plan to Plan Transfers. Subject to the Committee’s discretion, during the annual open enrollment period Participants shall be allowed to elect to transfer their deemed investment accounts from Plan II to Plan I, subject to such limitations and reallocation requirements as the Committee, in its sole discretion, determines to be appropriate. The plan to plan transfers shall be effective as of the first day of the following Plan Year.

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ARTICLE IV.

VESTING

     A. Compensation Deferral Contributions. The value of a Participant’s Account attributable to Participants’ Compensation deferral contributions shall always be fully vested and nonforfeitable.

     B. Company Contributions. The value of a Participant’s Account attributable to any Company contributions pursuant to Article III.D shall vest at such time or times as the Board may specify in connection with any such contributions. In the absence of Board specification, a Participant’s interest in Company contributions shall be fully vested and nonforfeitable. Upon termination of a Participant’s employment with the Company for any reason, any portion of the Participant’s Account that is not then vested (including allocable earnings, as determined by the Committee), shall be forfeited. Unless otherwise determined by the Board or the Committee, forfeitures shall be used to satisfy the Company’s obligation to remit contributions to the Trust under Plan I.

ARTICLE V.

GENERAL DUTIES

     A. Committee Duties. The Committee will provide the Trustees with a copy of any future amendment to this Plan I promptly upon its adoption. The Committee may from time to time hire outside consultants, accountants, actuaries, legal counsel or recordkeepers to perform such tasks as the Committee may from time to time determine.

     B. Trustees’ Duties. The Trustees shall invest and reinvest the Trust Fund as provided in the Trust Agreement. The Trustees shall collect the income on the Trust Fund, and make distributions therefrom, as provided in this Plan I and in the Trust Agreement.

     C. Company Contributions. While Plan I remains in effect, and prior to a Change in Control, as defined below, the Company shall make contributions to the Trust Fund at least once each quarter. The amount of any quarterly contributions shall be at the discretion of the Company. At the close of each calendar year, the Company shall make an additional contribution to the Trust Fund to the extent that previous contributions to the Trust Fund for the current calendar year are not equal to the total of the Compensation deferrals made by each Participant plus Company discretionary contributions, if any, accrued, as of the close of the current calendar year. The Trustees shall not be liable for any failure by the Company to provide contributions sufficient to pay all accrued benefits under Plan I in full in accordance with the terms of Plan I.

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     D. Department of Labor Determination. In the event that any Participants are found to be ineligible, that is, not members of a select group of management or highly compensated employees, according to a determination made by the Department of Labor, the Committee will take whatever steps it deems necessary, in its sole discretion, to equitably protect the interests of the affected Participants.

ARTICLE VI.

PARTICIPANTS’ ACCOUNTS

     A. Separate Accounts. The Committee shall open and maintain a separate Account for each Participant. Each Participant’s Account shall reflect the amounts allocated thereto and distributed therefrom and such other information as affects the value of such Account pursuant to this Plan I.

     B. Timing of Account Credit. Amounts deferred under Plan I shall be credited to a Participant’s Account within five business days following the date upon which such amounts would otherwise have been paid to the Participant.

     C. Statement of Accounts. As soon as practicable after the end of each calendar year the Committee shall furnish to each Participant a statement of Account, determined as of the end of such calendar year. Upon the discovery of any error or miscalculation in an Account, the Committee shall correct it, to the extent correction is practically feasible; provided, however, that any such statement of Account shall be considered to reflect accurately the status of the Participant’s Account for all purposes under Plan I unless the Participant reports a discrepancy to the Committee within six (6) months after receipt of the statement. The Committee shall have no obligation to make adjustments to a Participant’s Account for any discrepancy reported to the Committee more than six (6) months after receipt of the statement, or for a discrepancy caused by the Participant’s error. Statements to Participants are for reporting purposes only, and no allocation, valuation or statement shall vest any right or title in any part of the Trust Fund, nor require any segregation of Trust assets, except as is specifically provided in this Plan I.

     D. Distribution of Accounts. Payment to a Participant shall be based on the value of the vested portion of the Participant’s Account as of the Valuation Date immediately preceding the date of distribution plus any contribution subsequently credited to such Account and less any distributions subsequently made from the Account.

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ARTICLE VII.

PAYMENTS TO A PLAN I PARTICIPANT OR BENEFICIARY

     A. General. Payments of vested accrued benefits to Plan I Beneficiaries from the Trust shall be made in accordance with the distribution event specified by the Participant in the Deferral Election between the Company and the Participant (the “Distribution Event”). Except as otherwise expressly provided in the Participant’s Deferral Election and as set forth in Article VII below, no distribution shall be made or commenced prior to the time and manner as set forth in the Participant’s Deferral Election.

     B. Upon Retirement or Total Disability. If a Participant’s employment with the Company terminates (i) by virtue of Participant’s Total Disability (as defined under Section 22(e)(3) of the Internal Revenue Code and as determined in the sole discretion of the Committee), or (ii) pursuant to Participant’s retirement (a) at age 65 or greater, or (b) at age 55 or greater but with at least ten full years of continuous employment by the Company (either case shall be referred to in this Plan I as “Retirement”), then Participant shall receive, pursuant to the election selected in his or her timely submitted Deferral Election a distribution of his or her Account balance in either a lump-sum or in five, ten or fifteen annual payments, each such payment equal to 1/n of the Participant’s vested accrued benefit where n is the number of installments remaining to be paid, (an “Annual Payment”).

     C. Upon Death. If a Participant’s employment terminates due to his or her death, or if a Participant dies while on a leave of absence where re-employment with the Company is not guaranteed by contract or statute, then the Participant’s beneficiary will receive their Account balance in either a lump-sum or in five Annual Payments, as specified in the Participant’s Deferral Election.

     D. Supplemental Survivor Benefit. If a Participant dies while actively employed by the Company or on a Company-approved leave of absence, then, in addition to the account distribution provided for in Section VII(C) above, his or her beneficiary shall receive a taxable survivor benefit equal to two times the total amount deferred into Plan I through the date of death, including certain amounts deferred under Plan II that were transferred to Plan I (as described below), and excluding certain distributions (as described below) up to a maximum benefit of three million dollars ($3,000,000). For the purpose of determining the amount of the supplemental survivor benefit, earnings or losses on deferrals are not included. Any Plan I distributions prior to death shall reduce the Plan deferral balance by a pro rata amount, calculated as of the distribution Valuation Date. Any Plan II transfers to Plan I shall carry a pro rata credit for Plan II deferrals. For this purpose, Plan II deferrals will be reduced by distributions similarly to Plan I. For purposes of calculating Plan deferrals, amounts transferred to the Cypress Semiconductor 401(k) Employee Savings Plan and related trust shall be deducted from their Plan Deferral balance; provided, however, that if a Participant dies prior to the scheduled transfer to the Cypress Semiconductor 401(k) Employee Savings Plan, the amounts subsequently transferred shall not be deducted from their Plan Deferral balance for purposes of calculating the Supplemental Survivor Benefit. For purposes of valuing Plan Distributions, any 6% penalty pursuant to Section IX hereof shall be included in calculating the total amount distributed.

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     Example I: Participant A defers $1,750,000 to Plan I. This appreciates to $2,000,000. Participant A then dies while employed by the Company. Because the Supplemental Survivor Benefit is capped at $3,000,000, her beneficiary receives a $3,000,000 Supplemental Survivor Benefit.

     Example II: Participant A defers $100,000 into Plan II. This appreciates to $130,000, at which time it is transferred to Plan I. Participant A then defers $25,000 into Plan I. Subsequently, Participant A’s Plan I total account value declines to $80,000 based upon her phantom investments diminishing in value. Participant A dies while on a Company-approved leave of absence. Due to Participant A’s $100,000 Plan II transfer deferral credit, and her $25,000 deferral credit under Plan I, her beneficiary receives a $250,000 Supplemental Survivor Benefit.

     Example III: Participant A defers $100,000 into Plan II. This depreciates to $65,000, at which time it is transferred to Plan I. Participant A then defers $25,000 into Plan I. Subsequently, Participant A’s Plan I total account value declines to $40,000 based upon her phantom investments diminishing in value. Participant dies while on a Company-approved leave of absence. Due to Participant A’s $100,000 Plan II transfer deferral credit, and her $25,000 deferral credit under Plan I, her beneficiary receives a $250,000 Supplemental Survivor Benefit.

     Example IV: Participant B has deferred $150,000 into Plan II. The Plan II account appreciates to $250,000, at which time $125,000 is transferred to Plan I. Participant B thereafter defers $30,000 to Plan I. The Plan I account subsequently appreciates to $235,000, at which time Participant B receives a scheduled $110,000 in-service distribution from Plan I. Subsequently Participant B’s Plan I account appreciates to $150,000, at which time Participant B dies while employed by the Company.

•	The Plan II transfer deferral credit equals $75,000, because the total deferrals under Plan II at the time of distribution were $150,000, and because the transfer of 50% of the Plan II balance results in a pro rata 50% transfer of the Plan II deferral credit.

•	The Total Plan I deferrals equal $30,000.

•	At the time of the distribution, the total Plan I deferral credit is $105,000 = Plan II transfer credit of $75,000 plus Plan I deferrals of $30,000.

•	The $110,000 Plan I distribution results in a pro rata reduction in the Plan I deferral credit. The $110,000 distribution is divided by the then Total Plan I account value of $235,000 resulting in .468. Because distributions result in a pro rata reduction of deferral credit, .468 is multiplied by the total Plan I deferral credit of $105,000 = $49,140. This amount is reduced from the Total Plan I deferral credit ($105,000 - $49,140) resulting in a post-distribution Total Plan I deferral credit of $55,860.

•	Upon Participant B’s death, his beneficiary receives a Supplemental Survivor Benefit equal to 2 x $55,860 = $111,720.

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     Example V: Participant C defers $1,400,000 to Plan I. Participant C terminates her employment with the Company. Shortly thereafter, Participant C dies. Because on her date of death Participant C was neither actively employed by the Company nor on a Company-approved leave of absence, her beneficiary does not receive a Supplemental Survivor Benefit.

     E. Change of Control. In the event of a “Change of Control,“the Committee may, in its sole discretion, decide to distribute all Account balances in a lump-sum promptly following the Change of Control. For purposes of this Plan I, a “Change in Control“shall be deemed to have occurred if any person (including a “Group“as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) acquires shares of the Company either (i) having a majority of the total number of votes that may be cast for the election of directors of the Company or (ii) possessing, directly or indirectly, the power to control the direction of management or policies of the Company; provided, however, that no Change of Control shall be deemed to occur in the event of a merger, consolidation or reorganization of the Company where the shareholders of the Company are substantially the same as before such merger, consolidation or reorganization. The Trustees shall have no responsibility to determine whether a Change in Control has occurred and shall be advised of such event by the Company.

     F. Prior to Retirement or for Cause. In the event a Participant is terminated involuntarily for Cause (as determined by the Committee in its sole discretion), or in the event that his or her employment terminates voluntarily prior to Retirement, then his or her Account balance shall be distributed in a lump-sum within 60 days following such termination.

     G. Involuntary Termination Due to Company Downsizing, Restructuring or Adverse Business Conditions. In the event a Participant is terminated due to a Company down-sizing or restructuring or adverse business conditions (as determined by the Committee in its sole discretion), then the Participant will receive their Account balance in either a lump-sum or in five Annual Payments, as specified in the Participant’s Deferral Election.

     H. Scheduled In-Service Distribution. A Participant may elect, as provided in his or her Participant Deferral Election, to receive one or more scheduled in-service (i.e., while employed by the Company) distributions from their Account balance without an early withdrawal penalty. Any such distributions must be at least two full Plan Years following the date of the Participant’s Deferral Election. Each scheduled in-service distribution may be postponed (but only once) at least one full year in advance of the scheduled distribution to a later date or cancelled by submitting the appropriate form to the Company or its designated administrator. If a Participant specifies that a dollar amount will be distributed and the Account balance is less than the dollar amount, then the entire Account will be distributed. A Participant may increase the amount or percentage specified for an in-service distribution by submitting the appropriate form at any time prior to twelve months in advance of the scheduled in-service distribution. In the event an Employee terminates employment with the Company prior to a scheduled in-service distribution, the in-service distribution election shall be without further force and effect and the applicable termination distribution provisions of the plan and the Participant’s Deferral Election shall control.

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     I. Method of Distribution. Except as specified otherwise in this Section VII, payment to any Plan I Beneficiary Pursuant to Plan I shall be made (i) in accordance with the Deferral Election executed by the Participant, (ii) in cash, (iii) in a lump sum or in Annual Payments. Notwithstanding the foregoing, if elected by the Participant in his or her Deferral Election and if directed by the Committee, the Trustees shall pay to the trustee of the Cypress Semiconductor 401(k) Employee Savings Plan the aggregate amount of elected transfers, but only to the extent that the transferred amount would constitute a deductible employer contribution pursuant to Code Sections 401 and 404 for the year for which they were initially contributed to Plan I. The Committee will make the determination as to whether such amounts constitute deductible contributions pursuant to Code Section 401 and 404.

     J. Distributions From Trust; Withholding. Unless the Trustees do not require this, with respect to each Participant, the Company shall deliver to the Trustees a schedule (the “Payment Schedule”) that indicates the amounts payable in respect of the Participant (and his or her beneficiaries), that provides a formula or other instructions acceptable to the Trustees for determining the amounts so payable, the form in which such amount is to be paid and the time of commencement for payment of such amounts. The Payment Schedule shall be delivered to the Trustees not fewer than 15 days prior to the first date on which a payment is to be made to the Participant. Any change to a Payment Schedule shall be delivered to the Trustees not fewer than 15 days prior to the date on which the first payment is to be made in accordance with the changed Payment Schedule. Except as otherwise provided herein, the Trustees shall cause the Company or the Trust to make payments to Participants and their beneficiaries in accordance with such Payment Schedule. The Trustees shall make provisions for the reporting and withholding of any federal, state or local taxes that may be required to be withheld with respect to the payment of Plan I benefits and shall pay amounts withheld to the appropriate taxing authorities or determine that such amounts have been reported, withheld and paid by the Company, it being understood among the parties hereto that the Company shall on a timely basis provide the Trustees specific information as to the amount of taxes from the Trustees and properly pay and report such withheld taxes from the Trustees and properly pay and report such amounts to the appropriate taxing authorities.

     K. Certain Distributions. In case of any distribution to a minor or to a legally incompetent person, the Committee may (1) direct the Trustees to make the distribution to his legal representative, to a designated relative, or directly to such person for his benefit, or (2) instruct the Trustees to use the distribution directly for his support, maintenance, or education. The Trustees shall not be required to oversee the application, by any third party, of any distributions made pursuant to this Article.

     L. IRS Determination. Notwithstanding any other provisions of this Plan I, if any amounts held in the Trust are found in a “determination”(within the meaning of Section 1313(a) of the Internal Revenue Code of 1986, as amended (the “Code”)), to have been includible in the gross income of any Trust Beneficiary prior to payment of such amounts from the Trust, the Trustees shall, as soon as practicable pay such amounts to the Trust Beneficiary, as directed by the Company. For purposes of this Section, the Trustees shall be entitled to written notice from the Committee that a determination described in the preceding sentence has occurred and to receive a copy of such notice. The Trustees shall have no responsibility until so advised by the Committee.

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     M. Phantom Cypress Stock. Distributions of accounts with allocations credited to phantom Cypress stock shall be made in cash, in Cypress common stock, or in some combination thereof, in the Committee’s sole discretion.

ARTICLE VIII.

HARDSHIP DISTRIBUTION

     If a Participant suffers a financial hardship, as such term is defined in the Cypress Semiconductor 401(k) Plan, the Participant may, with the approval of the Committee, receive an in-service distribution from his or her Account equal to the amount needed to satisfy such hardship. In the event a Participant receives a hardship distribution pursuant to this Article, such Participant shall be excluded from participating in Plan I and Plan II for the balance of Plan Year in which the Participant received payment pursuant to a request for a hardship distribution. A Participant requesting a hardship distribution shall apply for the payment in writing on a form approved by the Committee and shall provide such additional information as the Committee may require.

ARTICLE IX.

ON-DEMAND DISTRIBUTIONS

     A. On-Demand Distribution While An Employee. At any time while a Participant in Plan I, a Participant may request to receive a distribution of not less than twenty-five percent (25%) of the Participant’s Account. Such on-demand distribution shall be subject to a penalty equal to six percent (6%) of the amount distributed to the Participant as an on-demand distribution. In the event a Participant receives an on-demand distribution pursuant to this Article, such Participant shall not be eligible to participate in Plan I (i) for the Plan Year in which the Participant received payment pursuant to a request for an on-demand distribution, and (ii) for the Plan Year following the Plan Year in which the Participant received payment pursuant to a request for an on-demand distribution. Moreover, a Participant may not receive an on-demand distribution more frequently than once every two years. A Participant requesting an on-demand distribution shall apply for the payment in writing on a form approved by the Committee and shall provide such additional information as the Committee may require.

     B. On-Demand Distribution Following Employment. Following a Participant’s termination of employment, a Participant who is otherwise scheduled to receive a payment over time may request to receive a distribution of the balance of his or her Account. Such on-demand distribution shall be subject to a penalty equal to six percent (6%) of the amount distributed to the Participant as an on-demand distribution. A Participant requesting an on-demand distribution shall apply for the payment in writing on a form approved by the Committee and shall provide such additional information as the Committee may require.

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ARTICLE X.

CLAIMS PROCEDURE

     A. Right to File Claim. Every Participant or Beneficiary shall be entitled to file with the Committee a written claim for benefits under Plan I.

     B. Denial of Claim.

          (1) If the claim is denied by the Committee, in whole or in part, the claimant shall be furnished within ninety (90) days after the Committee’s receipt of the claim (or within one hundred eighty (180) days after such receipt if special circumstances require an extension of time) a written notice of denial of such claim containing the following:

               (i) specific reason or reasons for denial;

               (ii) specific reference to pertinent Plan I provisions on which the denial is based;

               (iii) a description of any additional material or information necessary for the claimant to perfect the claim, and an explanation of why the material or information is necessary; and

               (iv) an explanation of the claims review procedure.

          (2) If written notice of the denial of such claim is not furnished within the time period prescribed under paragraph (1) above, then the claim shall be deemed denied.

     C. Claim Review Procedure.

          (1) Review may be requested at any time within sixty (60) days following the date the claimant received written notice of the denial of his or her claim. For purposes of this Section, any action required or authorized to be taken by the claimant may be taken by a representative authorized in writing by the claimant to act on his or her behalf. The Committee shall afford the claimant a full and fair review of the decision denying the claim and, if so requested, shall:

          (i) permit the claimant to review any documents that are pertinent to the claim; and

          (ii) permit the claimant to submit to the Committee issues and comments in writing.

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          (2) The decision on review by the Committee shall be in writing and shall be issued within sixty (60) days following receipt of the request for review. The period for decision may, however, be extended up to one hundred twenty (120) days after such receipt if the Committee determines that special circumstances require extension. The decision on review shall include specific reasons for the decision and specific references to the pertinent Plan I provisions on which the decision of the Committee is based.

          (3) If the decision on review by the Committee is not furnished within the time period prescribed under paragraph (2) above, then the claim shall be deemed denied on review.

ARTICLE XI.

MISCELLANEOUS

     A. Unsecured General Creditor. Participants and their Beneficiaries, heirs, successors, and assigns shall have no legal or equitable rights, claims, or interests in any specific property or assets of the Company. No assets of the Company shall be held in any way as collateral security for the fulfilling of the obligations of the Company under this Plan I. Any and all of the assets of the Company shall be, and remain, the general unpledged, unrestricted assets of the Company. The obligation of the Company under Plan I shall be merely that of an unfunded and unsecured promise to pay money in the future, and the rights of the Participants and Beneficiaries shall be no greater than those of unsecured general creditors.

     B. Restriction Against Assignment. The Company shall pay all amounts payable hereunder only to the person or persons designated by Plan I and not to any other person or corporation. No part of a Participant’s Account shall be liable for the debts, contracts, or engagements of any Participant, his or her Beneficiary, or successors in interest, nor shall a Participant’s Account be subject to execution by levy, attachment, or garnishment or by any other legal or equitable proceeding, nor shall any such person have any right to alienate, anticipate, commute, pledge, encumber, or assign any benefits or payments hereunder in any manner whatsoever. If any Participant, Beneficiary or successor in interest is adjudicated bankrupt or purports to anticipate, alienate, sell, transfer, assign, pledge, encumber or charge any distribution or payment from Plan I, voluntarily or involuntarily, the Committee, in its sole and absolute discretion, may cancel such distribution or payment (or any part thereof) to or for the benefit of such Participant, Beneficiary or successor in interest in such manner as the Committee shall direct.

     C. Withholding. There shall be deducted from each payment made under Plan I, all taxes that are required to be withheld by the Company, as applicable, in respect to such payment. The Company shall have the right to reduce any payment by the amount of cash sufficient to provide the amount of said taxes.

     D. Legal Representation. The Company will reimburse all reasonable legal fees and expenses incurred by a Plan I Beneficiary in seeking to obtain or enforce any right or benefit provided by Plan I. This reimbursement right applies only to claims made after a Change of Control and only for fees and expenses incurred after a Plan I Beneficiary has exhausted the claims and appeals procedure specified in Article IX. No reimbursement shall be made if the request is found to be frivolous by a court of competent jurisdiction.

     E. Amendment, Modification, Suspension or Termination. The Committee may amend, modify, suspend or terminate Plan I in whole or in part, except that no amendment, modification, suspension or termination shall have any retroactive effect to reduce any amounts allocated to a Participant’s Account, provided that a termination or suspension of Plan I or any Plan I amendment or modification that will significantly increase costs to the Company shall be approved by the Board. In the event that this Plan I is terminated, the timing of the disposition of the amounts credited to a Participant’s Account shall occur in accordance with Article VII, subject to earlier distribution at the discretion of the Committee.

     F. Governing Law. This Plan I shall be construed, governed and administered in accordance with the internal substantive laws of the State of California (other than the choice of law principles).

     G. Receipt or Release. Any payment to a Plan I Beneficiary in accordance with the provisions of Plan I shall, to the extent thereof, be in full satisfaction of all claims against the Committee and the Company. The Committee may require such Plan I Beneficiary, as a condition precedent to such payment, to execute a receipt and release to such effect.

     H. Payments on Behalf of Persons under Incapacity. In the event that any amount becomes payable under Plan I to a person who, in the sole judgment of the Committee, is considered by reason of physical or mental condition to be unable to give a valid receipt therefore, the Committee may direct that such payment be made to any person found by the Committee, in its sole judgment, to have assumed the care of such person. Any payment made pursuant to such determination shall constitute a full release and discharge of the Committee and the Company.

     I. No Employment Rights. Participation in this Plan I shall not confer upon any person any right to be employed by the Company or any other right not expressly provided hereunder.

     J. Headings, etc. Not Part of Agreement. Headings and subheadings in this Plan I are inserted for convenience of reference only and are not to be considered in the construction of the provisions hereof.

     K. Successorship. This Plan I shall be binding upon and inure to the benefit of any successor to the Company or its business as the result of merger, consolidation, reorganization, transfer of assets or otherwise, and any subsequent successor thereto; and any such successor shall be deemed to be the “Company“under this Plan I. In the event of any such merger, consolidation, reorganization, transfer of assets or other similar transaction, the successor to the Company or its business or any subsequent successor thereto shall promptly notify the Trustees in writing of its successorship and furnish the Trustees with the name or names of any person or persons authorized to act for the Company. In no event shall any such transaction described herein suspend or delay the rights of Plan I Beneficiaries to receive their vested accrued benefits hereunder.

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     L. Plan I Document. This document, the prospectus to Plan I, the Deferral Election, certain definitions expressly mentioned herein that are defined in the Cypress Semiconductor Employee 401(k) Plan, the Trust Agreement, and any other documents identified by the Committee, comprise the Plan documents for Plan I.

     M. Definitions.

          (1) “Account” means the bookkeeping account established to reflect the interest of a Participant or beneficiary in Plan I.

          (2) “Cause” means: (i) Participant’s continued failure to substantially perform Participant’s principal duties and responsibilities (other than as a result of disability or death) after thirty (30) days written notice from the Company specifying the nature of Participant’s failure and demanding that such failure be remedied; (ii) Participant’s material and continuing breach of his or her obligations to the Company set forth in any written agreement between the Company and Participant or any written policy of the Company after thirty (30) days written notice from the Company specifying the nature of Participant’s breach and demanding that such breach be remedied (unless such breach by its nature cannot be cured, in which case notice and an opportunity to cure shall not be required); (iii) Participant’s arrest for a felony, fraud or an act of moral turpitude; or (iv) act or acts of dishonesty undertaken by Participant and intended to result in personal enrichment of Participant at the expense of the Company

          (3) “Deferral Election” means the documents that encompass the (i) Deferred Compensation Plans’Beneficiary Designation, (ii) Deferred Compensation Plans’Distribution Election Form, (iii) Deferred Compensation Plans’Participation Agreement and Deferral Election, (iv) the Deferred Compensation Plan Manulife Investment Allocation Form for Future Deferrals, (v) the Deferred Compensation Plan Nationwide Investment Allocation Form for Future Deferrals, (vi) Deferred Compensation Plan Nationwide Investment Allocation Change Form, (vii) the Deferred Compensation Plan Manulife Investment Allocation Change Form, (viii) the In-Service Distribution Change Form, (ix) the Accelerated Distribution Election Form, (x) the Election to Stop Contribution Form, and (xi) any other documents designated by the Committee as encompassing the Deferral Election.

          (4) “Involuntary Termination” means a Participant’s termination of employment with the Company because of the Company’s downsizing and/or restructuring, as determined in the sole discretion of the Committee.

          (5) “Plan Year” means the calendar year.

          (6)“Valuation Date” means, (i) for distributions hereunder, the Participant’s Account shall be valued, for distributions made on or after the fifteenth day of a month, as of the first day of such month, and for distributions made prior to the fifteenth day of a month, as of the fifteenth day of the prior month, (ii) for allocations of deferrals and re-allocations of amounts previously deferred, the last business day of the preceding week; provided, however, that for re-allocations of phantom Cypress stock into another phantom investment, the Valuation Date shall be the first business day of the week in which the reallocation is made, and (iii) for permitted Plan II to Plan I transfers, the last business day of the Plan Year.

CYPRESS SEMICONDUCTOR

CORPORATION

By: /s/ Neil H. Weiss ——————————————

(Title) /s/ Vice President, Treasury —————————————

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